SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

Immediate release

7 December 2012

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP
(“Sappi” or “the Company”)

GRANTING OF CONDITIONAL SHARE AWARDS TO DIRECTORS OF LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of conditional share awards by Sappi to the undermentioned directors of the Company and its major subsidiary companies. The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Date of notification of transaction	:	7 December 2012

Nature of transaction	:	Annual Grants of Conditional Share Awards in terms of the Sappi Limited Performance Share Incentive Plan

Strike price	:	Nil (no consideration)

Vesting dates for Conditional share awards	:	7 December 2016

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

DIRECTOR’S NAME		COMPANY	NUMBER OF SHARES SUBJECT TO CONDITIONAL AWARDS	NOTIONAL VALUE (R)

SR	BINNIE	Sappi Limited	100 000	3 020 000
SJ	BLYTH	Sappi International SA	12 000	362 400
RJ	BOËTTGER	Sappi Limited	200 000	6 040 000
J	BONER	Sappi Fine Paper Europe (Company Secretary)	35 000	1 057 000
G	BOWLES	Sappi Southern Africa	39 000	1 177 800
HA	DE JONGH	Sappi Southern Africa	39 000	1 177 800
L	DI AMATO	Sappi International SA	5 000	151 000
M	GARDNER	Sappi Fine Paper North America	114 000	3 442 800
TS	HAWKES	Sappi Southern Africa	20 000	604 000
E	LETLAPE	Sappi Southern Africa	26 000	785 200
NN	MAELANE	Sappi Southern Africa	26 000	785 200
S	MANCHESTER	Sappi Fine Paper North America (Company Secretary)	37 000	1 117 400
PB	McGRADY	Sappi Southern Africa	39 000	1 177 800
JL	MILLER	Sappi Fine Paper North America	42 000	1 268 400
CM	MOWATT	Sappi Southern Africa	29 000	875 800
LJ	NEWMAN	Sappi International SA	14 000	422 800
DJ	O’CONNOR	Sappi Limited (Company Secretary)	9 000	271 800
J	PÄSSLER	Sappi International SA	24 000	724 800
G	PEARCE	Sappi Fine Paper Europe	35 000	1 057 000
R	PEELMAN	Sappi International SA	5 000	151 000
A	ROSSI	Sappi Southern Africa	85 500	2 582 100
LA	SWARTZ	Sappi Southern Africa/Sappi Fine Paper North America	85 500	2 582 100
AvC	THIEL	Sappi Southern Africa	100 000	3 020 000
GM	VAN AARDE	Sappi Southern Africa	26 000	785 200
AJW	VAN DER MERWE	Sappi Southern Africa	26 000	785 200
M	VAN HOVEN	Sappi Southern Africa/Sappi Fine Paper North America	60 000	1 812 000
BJ	WIERSUM	Sappi Fine Paper Europe	100 000	3 020 000

    Denis O’Connor
    Group Secretary
    Sappi Limited
    Tel +27 11 407 8111
    Fax +27 11 339 1881
    e-Mail Denis.O’Connor@sappi.com
    www.sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 7, 2012

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler